June 20, 2014

+1 212 230 8800 (t) +1 212 230 8888 (f) wilmerhale.com

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Ocular Therapeutix, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Confidentially Submitted June 3, 2014
File No. 377-00587
CIK No. 001393434

Ladies and Gentlemen:

On behalf of Ocular Therapeutix, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 18, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Securities and Exchange Commission

June 20, 2014

Form S-1

Risk Factors

Risks Related to Our Product Development

“If clinical trials of our punctum plug product candidates or any other product candidate that we develop . . .,” page 18

1.	We note your response to prior comment 11. Please explain why, to your knowledge, the FDA did not believe the technical characteristics of your earlier version of ReSure Sealant were substantially equivalent to a predicate device and also explain the significance of this determination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement.

Business

Dexamethasone Punctum Plug (OTX-DP), page 97

2.	We note your response to prior comment 22. Please describe the factors that led your trial investigator to conclude that none of the serious adverse events identified were related to the study treatment.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Amarpreet Sawhney, Ph.D.

2